Exhibit 99.2

Management’s discussion and analysis of the financial position and results of operations for the fiscal year ended August 31, 2007 is prepared at October 31, 2007. This should be read in conjunction with the Company’s August 31, 2007 annual report and audited consolidated financial statements and notes therein.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”). Please refer to note 24 of the consolidated financial statements of the Company for a summary of differences between Canadian and United States (“U.S.”) GAAP.

All dollar amounts are in Canadian dollars unless otherwise indicated.

Cautionary statement regarding forward-looking statements
To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements are related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook and can generally be identified by the use of words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

OVERVIEW
Corus Entertainment Inc. (“Corus” or the “Company”) commenced operations on September 1, 1999. On that date, pursuant to a statutory plan of arrangement, Corus was separated from Shaw Communications Inc. (“Shaw”) as an independently operated, publicly traded company and assumed ownership of Shaw’s radio broadcasting, specialty television, digital audio services and cable advertising services businesses, as well as certain investments held by Shaw.

Corus manages its business in three operating segments: Radio, Television and Content. Generally, Corus’ financial results depend on a number of factors, including the strength of the Canadian national economy and the local economies of Corus’ served markets, local and national market competition from other broadcasting stations and other advertising media, government regulation, market competition from other distributors of children’s animated programming and Corus’ ability to continue to provide popular programming.

(a) Radio
The Radio segment comprises 52 radio stations situated primarily in nine of the 10 largest Canadian markets by population, and in the densely populated area of Southern Ontario. Revenues are derived from advertising aired over these stations. Corus is Canada’s leading radio operator in terms of audience reach and tune-in.

(b) Television
The Television division comprises the following: specialty television networks YTV, W Network, Treehouse TV, Corus’ 80% interest in Country Music Television Limited (“CMT”), a 50.5% interest in Telelatino, a 50% interest in TELETOON and a 20% interest in Food Network; Corus’ premium television services Movie Central and Encore; interests in two digital television channels: SCREAM and Discovery Kids Canada; Corus Custom Networks, a cable advertising service; three local television stations; Max Trax, a residential digital music service; and the Nelvana production studio. Revenues for premium television and digital music services are generated from affiliate subscriber fees. Revenues for the conventional television stations and cable advertising services are derived from advertising.

The increase of Television’s interest in TELETOON from 40% to 50% and the absorption of the Nelvana production studio occurred at the start of fiscal 2007.  The segment results of Television for the prior year have been restated to reflect certain aspects of the change related to the Nelvana production studio.  The impact of this restatement on fiscal 2006 is to increase Television’s revenues and segment profit by $8.5 million and $1.1 million, respectively.  For other aspects of the new business relationship between the Content and Television segments it is impracticable to restate the prior year.

(c) Content
The Content division participates in the distribution of television programs and the sale and licensing of related products and rights. Revenues are generated from licensing of television programs, merchandise licensing and publishing. For fiscal 2007, the production studio has been integrated into the Television segment.

The absorption of the Nelvana production studio into Television occurred at the start of fiscal 2007.  The segment results of Content for the prior year have been restated to reflect certain aspects of this change.  The impact of this restatement on fiscal 2006 is to decrease Content’s revenues and segment profit by $8.5 million and $1.1 million, respectively.  For other aspects of the new business relationship between the Content and Television segments it is impracticable to restate the prior year.

ANNUAL SELECTED FINANCIAL INFORMATION
The following table presents summary financial information for Corus for each of the listed years ended August 31:

[millions of Canadian dollars except percentages and per share amounts]				% Increase [Decrease]
	2007	2006	2005	2007 over 2006	2006 over 2005
Revenues	768.7	726.3	683.1	5.8	6.3
Segment profit [1]	240.9	214.1	195.3	12.5	9.6
Net income	107.0	35.5	71.1

Earnings per share
Basic	$2.53	$0.84	$1.66
Diluted	$2.47	$0.82	$1.65

Total assets	1,937.0	1,842.2	1,928.4
Total long-term financial liabilities	673.8	666.4	660.4

Cash dividends declared per share
Class A Voting	$1.00250	$0.4525	$0.065
Class B Non-Voting	$1.01331	$0.4650	$0.075

Notes:
[1]	As defined in “Key Performance Indicators - Segment profit and segment profit margin”.

RESULTS OF OPERATIONS
The following tables present summary financial information for Corus’ operating business segments and a reconciliation of net income to segment profit for each of the listed years ended August 31:

[millions of Canadian dollars except percentages]							% Increase [Decrease]
	2007	%[1]	2006	%[1]	2005	%[1]	2007 over 2006	2006 over 2005
Revenues
Radio	275.7	35.9	268.4	37.0	252.7	37.0	2.7	6.2
Television	436.3	56.8	401.9	55.3	354.2	51.9	8.6	13.5
Content	61.3	8.0	63.6	8.8	82.3	12.0	(3.6)	(22.7)
Eliminations	(4.6)	(0.6)	(7.6)	(1.0)	(6.1)	(0.9)
	768.7	100.0	726.3	100.0	683.1	100.0	5.8	6.3

Direct cost of sales, general and administrative expenses
Radio	198.2	71.9	200.0	74.5	183.7	72.7	(0.9)	8.9
Television	253.8	58.2	236.6	58.9	213.4	60.2	7.3	10.9
Content	55.9	91.2	59.1	92.9	78.7	95.6	(5.4)	(24.9)
Corporate	24.8	3.2	24.0	3.3	18.6	2.7	3.3	29.0
Eliminations	(4.9)	(0.6)	(7.5)	(1.0)	(6.6)	(1.0)
	527.8	68.7	512.2	70.5	487.8	71.4	3.0	5.0

Segment profit [2]
Radio	77.5	28.1	68.4	25.5	69.0	27.3	13.3	(0.9)
Television	182.4	41.8	165.3	41.1	140.8	39.8	10.3	17.4
Content	5.4	8.8	4.5	7.1	3.6	4.4	20.0	25.0
Corporate	(24.8)	(3.2)	(24.0)	(3.3)	(18.6)	(2.7)	3.3	29.0
Eliminations	0.4		(0.1)		0.5	0.1
	240.9	31.3	214.1	29.5	195.3	28.6	12.5	9.6

Depreciation	21.6	2.8	21.3	2.9	23.7	3.5	1.4	(10.1)
Amortization	1.6	0.2	2.9	0.4	4.6	0.7	(44.8)	(37.0)
Interest expense	35.8	4.7	43.1	5.9	55.6	8.1	(16.9)	(22.5)
Debt refinancing loss			132.0		
Other expense, net	9.8		11.6		(5.5)
Income before income taxes and non-controlling interest	172.1		3.2		116.9
Income tax expense [recovery]	59.8		(36.0)		42.8
Non-controlling interest	5.3		3.7		3.0
Net income for the year	107.0		35.5		71.1

Notes:
[1]
Direct cost of sales, general and administrative expenses and segment profit for each business segment are expressed as a percentage of revenues for the segment. Other items are expressed as a percentage of total revenues.

[2]	As defined in “Key Performance Indicators - Segment profit and segment profit margin”.

FISCAL 2007 COMPARED TO FISCAL 2006

Revenues for fiscal 2007 of $768.7 million represented a 6% increase over $726.3 million last year.  Radio and Television experienced increases of 3% and 9%, respectively, while Content decreased by 4%.  Please refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses for fiscal 2007 were $527.8 million, up 3% from the prior year.  Expense increases in Television were the result of higher program rights and film amortization, while expenses at Content decreased as the result of lower revenues.  Please refer to the discussion of segmented results for additional analysis of expenses.

Segment profit for fiscal 2007 was $240.9 million, up 13% from $214.1 million last year. The Radio segment profit of $77.5 million was up 13% from the prior year. The Television division’s segment profit of $182.4 million represented a segment profit growth of 10%. The Content division generated segment profit of $5.4 million, an increase of 21% over the prior year. Segment profit as a percentage of revenues for the year ended August 31, 2007, was 31% compared to 30% in fiscal 2006.

Radio
Radio revenues for the year were $275.7 million, up 3% from the prior year. Local airtime revenues increased by 1%, while national airtime sales were up 7% from the prior year.  Revenue growth for the year was experienced in all regions, with Edmonton and Toronto contributing above market average growth in the period, as indicated by the Trans-Canada Radio Advertising by Market (“TRAM”) Report for the year ended August 31, 2007.  The Company has taken measures to address its challenges in the Quebec market, where Corus’ growth is now beginning to keep pace with the market average growth.  Corus Radio believes that its assets continue to be competitively positioned to take advantage of the strong ad market in Western and Central Canada.

Direct cost of sales, general and administrative expenses for the year were $198.2 million, down 1% from $200.0 million last year.  In fiscal 2007, the Company has not accrued for certain regulatory fees that are now deemed not to be payable.  The expense related to these fees included in the results for fiscal 2006 is $2.9 million.  If not for this adjustment, expenses for Radio would have been up 1% for the year.  This increase over the prior year was due largely to a modest increase in employee-related costs. Radio incurred $3.6 million in restructuring expenses, primarily in the fourth quarter, related to the Montréal cluster.  These costs are reflected in other expense, net and are excluded from segment profit.

Segment profit for the year was $77.5 million, an increase of 13% from last year. If not for the adjustment noted above, segment profit would have increased by 9% for the year.  This segment profit increase represents a slight margin improvement for the Radio segment.

Television
Revenues for the year were $436.3 million, up 9% from the prior year.  Revenue growth was driven by advertising revenue growth of 10% for the year and subscriber revenue growth of 8% for the year.  Other ancillary revenues, primarily derived through service work in the studio, were also up in the year.  Subscriber revenues in the prior year included subscriber fee adjustments of $4.7 million in the full fiscal year.  The strong advertising results for fiscal 2007 were driven by double-digit revenue growth in CMT and W Network.  Specialty advertising growth was 12% for the year, while total revenues from local and other television properties were down slightly from the prior year.  Excluding the impact of the TELETOON acquisition, specialty advertising revenues grew by 8% for the year.  Subscriber revenue growth was driven by increases across all networks.  Movie Central finished the year with 883,000 subscribers, up 7% from the same time last year.

Direct cost of sales, general and administrative expenses were $253.8 million for the year, up 7% from the prior year.  In fiscal 2007, the Company has not accrued for certain regulatory fees that are now deemed not to be payable.  The expense related to these fees included in the results for fiscal 2006 is $1.8 million.  If not for this adjustment, expenses for Television would have been up 8% for the year.  The increase was primarily due to higher programming costs, as amortization of program rights and film investments and other cost of sales increased by 13% over the prior year.  These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license.  These increased costs were offset by effective cost containment in other general and administrative overhead.  These costs were up 2% over the prior year.  This increase is due to the additional 10% of TELETOON.  Excluding the impact of the TELETOON acquisition, other general and administrative expenses decreased by 1% in the year.  Television incurred $6.1 million in restructuring expenses, primarily in the first quarter, related to the consolidation of the Edmonton facility into the Toronto operations.  These costs are reflected in other expense, net and are excluded from segment profit.

Segment profit for the year of $182.4 million represented a 10% increase over the prior year. If not for the regulatory fee adjustment noted above, segment profit would have increased 9% for the year.  Of this growth for the year, 3% is due to the acquisition of an additional 10% share in TELETOON in the first quarter. Segment profit margin was 42%, up from 41% in the prior year.

Content
Revenues for the year were $61.3 million, representing a 4% decrease from the prior year.  This decrease is due to the fact that under the new studio structure, first Canadian windows on studio deliveries are not made available to Content for distribution.  Included in Content’s revenues for the year are inter-company revenues of $4.3 million.  These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for the year were $55.9 million, down 5% from the prior year.  Direct cost of sales were lower than the prior year due to lower revenues, while general and administrative expenses were down due to a restructuring undertaken in the fourth quarter of fiscal 2006.  During the first quarter of fiscal 2007, Content incurred an additional $0.7 million in expenses related to a restructuring of the publishing business.  These costs are reflected in other expense, net and are excluded from segment profit.

Segment profit for the year was $5.4 million, up from $4.5 million last year. The Content division continues to perform in line with the Company’s expectations of modest segment profit.

Corporate
The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions. Corporate overhead in fiscal 2007 was $24.8 million, up from $24.0 million in 2006. Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  Stock-based compensation expenses decreased to $10.2 million in fiscal 2007 from $11.6 million last year.  An increase in the Company’s share price in the fourth quarter last year resulted in certain incentive plan thresholds being met that had not been accrued in earlier periods.  The current year reflects the impact of Corus’ higher average share price since the corresponding periods of fiscal 2006.  This impact has been reduced by income generated by a derivative instrument entered into in fiscal 2007 in order to offset the Company’s exposure to changes in the fair value of certain obligations under the Company’s PSU plan. Other general and administrative costs increased to $14.7 million in fiscal 2007 from $12.4 million last year. This increase is the result of continued investment in information technology.  In addition, the prior year includes the impact of a refund in the fourth quarter related to employee benefits.

Depreciation
Depreciation expense for the year was $21.6 million, an increase of $0.3 million from last year.  This fluctuation reflects the timing of capital expenditures, and the fact that depreciation and capital expenditures have remained fairly constant over the past several fiscal years.

Amortization
Amortization expense for the year was $1.6 million, down from $2.9 million last year.  The decrease is a result of deferred start-up and reformatting costs becoming fully amortized.  The remaining $4.1 million in deferred financing charges relating to the Company’s bank facility is being amortized over the remaining life of the facility.

Interest expense
Interest expense for the year was $35.8 million, down from $43.1 million last year.  The Company refinanced its debt at the end of January 2006, with the result that the Senior Subordinated Notes (“Notes”), which paid interest at an effective rate of 9.33%, were replaced with bank debt paying interest on a floating rate plus a margin.  Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility.  The effective interest rate for fiscal 2007 was 5.4% on bank loans.

Debt refinancing loss
In the second quarter of fiscal 2006, the Company purchased and cancelled U.S.$373.6 million of the Notes. Concurrently, the cross-currency agreements which fixed the exchange rate on the principal and interest on the Notes were effectively terminated. In order to fund the purchase of the Notes, the Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt refinancing loss of $132.0 million in the second quarter. The components of this loss include mark-to-market payments on the cross-currency agreement terminations, consent and tender premiums, the non-cash write-off of deferred financing charges related to the Notes and other fees. The after-tax impact of these transactions was approximately $1.95 per share.

Other expense, net
Other expense, net for the year was $9.8 million, compared to other expense, net of $11.7 million in the prior year.  The current year includes restructuring charges of $10.4 million, incurred primarily in the Television segment in the first quarter and Radio segment in the fourth quarter, while the prior year includes $11.4 million in restructuring charges, incurred primarily in the Radio segment in the third quarter and Content segment in the fourth quarter.  Interest income declined from $2.6 million in the prior year to $0.8 million in the current year, resulting from lower cash and cash equivalents balances.

Income taxes
The effective tax rate for 2007 was 34.7%, consistent with the Company’s 35.5% statutory rate.  The effective tax rate for the year reflects a benefit of $1.6 million related to a change in the long-term future tax rate.  Income tax expense for the prior year was reduced by approximately $37.0 million in long-term future tax rate changes and other items in the fourth quarter.

Net income
Net income for the year was $107.0 million, as compared to $35.5 million last year.  Earnings per share for the year were $2.53 basic and $2.47 diluted, compared with $0.84 basic and $0.82 diluted last year.

FISCAL 2006 COMPARED TO FISCAL 2005

Revenues for fiscal 2006 were $726.3 million, up 6% from $683.1 million in fiscal 2005. Radio and Television experienced increases of 6% and 14%, respectively, while Content was down 23% compared to fiscal 2005.

Direct cost of sales, general and administrative expenses were $512.2 million, up 5% from $487.8 million in fiscal 2005. Expense increases in Television were a result of higher revenues, while increases in Radio were a result of the integration of the new stations in Québec. Expenses at Content decreased as a result of lower revenues, while Corporate expenses increased as a result of stock-based compensation and costs incurred in the process of continually improving its infrastructure and controls.

Segment profit for fiscal 2006 was $214.1 million, up 10% from $195.3 million in fiscal 2005. The Radio segment profit of $68.4 million was down 1% from fiscal 2005, reflecting disappointing results in Québec. The Television division’s segment profit of $165.3 million represented a segment profit growth of 17%. The Content division generated segment profit of $4.5 million, an increase of 25% over fiscal 2005. Segment profit as a percentage of revenues for the year ended August 31, 2006 was 30% compared to 29% in fiscal 2005.

Radio
Radio revenues for fiscal 2006 were $268.4 million, up 6% from fiscal 2005. Local and national airtime sales each increased by 5% while interactive and other revenues also increased. According to the TRAM Report for the year ended August 31, 2006, Corus stations generated advertising growth of 5.5%, compared to total market growth of 6.5%. Above average growth was experienced in the western markets of Vancouver, Calgary and Winnipeg. Although fiscal 2006 was a challenging year in major markets like Toronto and Montréal, where Corus’ growth did not keep pace with the market average growth, Corus Radio believes that its assets continue to be competitively positioned to take advantage of the strong advertising market.

Direct cost of sales, general and administrative expenses for fiscal 2006 were $200.0 million, up 9% from fiscal 2005, mainly due to increased investments in new media and programming content, principally related to professional hockey which was unavailable the previous year and contributed approximately $2.6 million in costs in fiscal 2006. In addition, expenses related to the integration of the recently acquired Québec stations were higher than management’s expectations and this combined with lower than anticipated revenue growth had a negative impact on results for fiscal 2006.

Segment profit for fiscal 2006 was $68.4 million, 1% lower than in fiscal 2005. Segment profit margin for fiscal 2006 was 25%, down from 27% in fiscal 2005. During fiscal 2006 Corus Radio incurred $4.2 million in expenses related to restructuring costs primarily in Western Canada. These costs are reflected in other expense, net.

Television
Television revenues for fiscal 2006 were $401.9 million, up 14% over fiscal 2005. Revenue growth was driven by advertising growth of 13% and subscriber growth of 10% for the year. Subscriber revenues for fiscal 2006 include subscriber fee adjustments of $4.7 million. Excluding these items, subscriber revenue growth for fiscal 2006 was 7%. The strong advertising results were driven by double-digit growth in YTV, CMT, W Network, TELETOON and Telelatino. Specialty advertising growth for fiscal 2006 was 14%, while total revenues from local and other television properties grew by 5% over fiscal 2005. Subscriber revenue growth was driven by Movie Central, which finished fiscal 2006 with 822,000 subscribers, up 10% from 748,000 at August 31, 2005. The Company attributes this increase to successful marketing campaigns surrounding high-profile HBO programming, including Rome and the sixth season of The Sopranos, which launched in March 2006.

Direct cost of sales, general and administrative expenses were $236.6 million for fiscal 2006, up 11% from fiscal 2005. The increase was primarily due to higher programming costs, as amortization of program rights increased by 10% over fiscal 2005. These costs fluctuate in proportion to changes in subscriber levels, as a result of program supply agreements, and Canadian content requirements based on the prior year’s revenues, as a result of conditions of license. These increased costs were offset by effective cost containment in other general and administrative overhead, which increased by 2% over fiscal 2005, due to higher marketing costs as well as bad debt expense incurred in fiscal 2006.

Segment profit for fiscal 2006 of $165.3 million represented a 17% increase over fiscal 2005. Segment profit margin was 41%, up from 40% in fiscal 2005.

Content
Content revenues for fiscal 2006 were $63.6 million, a decrease of 23% from fiscal 2005. During fiscal 2006, Content delivered 107 completed episodes, compared to 111 episodes in the prior year. The decrease in revenues from the prior year was due to the decline in Beyblade revenues towards the end of fiscal 2005. The Beyblade decline is not likely to reverse and merchandising revenues will not return to the levels of the past few fiscal years until new brands come on line. Included in Content’s revenues for fiscal 2006 are intercompany revenues of $7.1 million. These revenues are eliminated upon consolidation.

Direct cost of sales, general and administrative expenses for fiscal 2006 were $59.1 million, down 25% from the prior year. The decrease reflects ongoing diligence in expense control, as well as lower film amortization and third-party participation costs that fluctuate in proportion to revenues. In fiscal 2006, Content incurred $6.7 million in expenses related to the restructuring of the Toronto studio and the closure of foreign offices. These costs are reflected in other expense, net.

Segment profit for fiscal 2006 was $4.5 million, up from $3.6 million in fiscal 2005. The Content division continues to perform in line with the Company’s expectations.

Corporate
The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions. Corporate overhead in fiscal 2006 was $24.0 million, up from $18.6 million in fiscal 2005. Stock-based compensation expenses increased to $11.6 million in fiscal 2006 from $6.8 million in fiscal 2005. This increase reflects the impact of Corus’ higher average share price in fiscal 2006 on expenses related to the PSUs, as well as an additional year of expensing stock options. Other general and administrative costs increased to $12.4 million in fiscal 2006 from $11.8 million in fiscal 2005. This increase relates primarily to the increased cost of information technology and costs associated with implementing the requirements of the Sarbanes-Oxley Act and new Canadian securities standards.

Depreciation
Depreciation expense for fiscal 2006 was $21.3 million, a decrease of $2.4 million from fiscal 2005. This decrease reflects a lower capital cost base, particularly in the Television division, and continues a trend reflecting lower capital expenditures in that division in recent years.

Amortization
Amortization expense for fiscal 2006 was $2.9 million, down from $4.6 million in fiscal 2005. The decrease is a result of certain deferred start-up and reformatting costs becoming fully amortized, as well as the write-off in the second quarter of deferred financing costs associated with the Notes. The write-off of these costs has been recorded as a component of the debt restructuring loss. The remaining deferred start-up costs of $0.4 million will be fully amortized in fiscal 2007, while $5.3 million in deferred financing charges relating to the new bank facility is being amortized over the remaining life of the facility.

Interest expense
Interest expense for fiscal 2006 was $43.1 million, down from $55.6 million in fiscal 2005. The Company refinanced its debt at the end of January 2006, with the result that the Notes, which paid interest at an effective rate of 9.33%, were replaced with bank debt paying interest on a floating rate plus a margin. Interest rate swap agreements fix the interest rate at 4.13% plus a margin on $400.0 million of the bank debt for the full term of the facility. The effective interest rate for fiscal 2006 since the refinancing was 5.2% on bank debt, compared to 9.1%, primarily on the Notes, in fiscal 2005.

Debt refinancing loss
In the second quarter of fiscal 2006, the Company purchased and cancelled U.S.$373.6 million of the Notes. Concurrently, the cross-currency agreements which fixed the exchange rate on the principal and interest on the Notes were effectively terminated. In order to fund the purchase of the Notes, the Company amended its credit facility with a syndicate of banks. These transactions resulted in the Company recording a pre-tax debt refinancing loss of $132.0 million in the second quarter. The components of this loss include mark-to-market payments on the cross-currency agreement terminations, consent and tender premiums, the non-cash write-off of deferred financing charges related to the Notes and other fees. The after-tax impact of these transactions in fiscal 2006 was approximately $1.95 per share.

Other expense, net
Other expense, net for fiscal 2006 was $11.7 million, representing a decrease of $17.2 million from income of $5.5 million in fiscal 2005. Fiscal 2006 includes severance-related restructuring charges of $4.2 million incurred in the Radio segment and $6.7 million incurred in the Content segment. Fiscal 2005 included foreign exchange and derivative gains of $3.3 million and $4.4 million, respectively. The financial instruments which gave rise to these gains were terminated in fiscal 2005 so there is no corresponding impact in fiscal 2006. In addition, fiscal 2005 includes a realized contingent consideration gain of $4.1 million, a broadcast license impairment of $4.1 million and the retroactive portion of a performing rights tariff increase in the amount of $3.8 million.

Income taxes
Income tax recovery for fiscal 2006 was $36.0 million on income before taxes of $3.2 million. Fiscal 2006 was positively impacted by approximately $37.0 million in long-term future tax rate changes and other items as described in note 18 to the audited consolidated financial statements.

Net income
Net income for fiscal 2006 was $35.5 million, down $35.6 million from $71.1 million in fiscal 2005. Earnings per share for fiscal 2006 were $0.84 basic and $0.82 diluted, compared with basic and diluted earnings per share of $1.66 and $1.65, respectively, in fiscal 2005. The after-tax impact of the debt refinancing transaction in fiscal 2006 was a loss of approximately $1.95 per share.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)
The following tables set forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended August 31, 2007. In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this report.

[thousands of Canadian dollars except per share amounts]
	Revenues	Segment	Net income	Earnings [loss] per share
		profit [1]	[loss]	Basic	Diluted
2007
4th quarter	187,204	50,184	21,219	$0.50	$0.49
3rd quarter	197,612	63,500	29,587	0.70	0.68
2nd quarter	174,729	47,320	19,543	0.46	0.45
1st quarter	209,198	79,917	36,669	0.87	0.85
2006
4th quarter	184,979	44,515	46,642	$1.11	$1.09
3rd quarter	181,562	57,702	23,154	0.55	0.54
2nd quarter	164,388	42,151	(65,732)	(1.54)	(1.54)
1st quarter	195,341	69,751	31,407	0.73	0.72

Notes:
[1]	As defined in “Key Performance Indicators - Segment profit and segment profit margin”.

Seasonal fluctuations
Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be. The broadcasting businesses (Radio and Television) and the Content business each have unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

For the Content business, operating results are dependent on the timing and number of television programs made available for delivery in the period, as well as timing of merchandising royalties received, none of which can be predicted with certainty. Consequently, Content’s operating results may fluctuate significantly from quarter to quarter. Cash flows may also fluctuate and are not necessarily closely related to revenue recognition.

Significant items causing variations in quarterly results
•	Net income in the fourth quarter of fiscal 2006 was positively impacted by approximately $37.0 million in income tax rate changes and other income tax items.
•
The second quarter of fiscal 2006 was impacted by the purchase and cancellation of the Company’s Notes, as well as the termination of the cross-currency agreements associated with the Notes. The after-tax impact of these transactions was approximately $82.6 million or $1.95 per share.

FOURTH QUARTER
Revenues for the fourth quarter were $187.2 million, an increase of 1% over $185.0 million last year. Radio revenues for the fourth quarter were $66.5 million, essentially unchanged from the corresponding period last year. Revenue growth for the quarter was experienced in the west. Both local and national airtime sales for the fourth quarter increased by 2% over the prior, while other ancillary revenues were down. Television revenues for the fourth quarter were $104.2 million, up 8% over the corresponding period last year. Revenue growth for the quarter was driven by advertising growth of 5% and subscriber growth of 5%. Other ancillary revenues, primarily derived through service work in the studio, were also up in the quarter. Subscriber revenues for the prior year include subscriber fee adjustments of $2.3 million. Content revenues for the fourth quarter were $17.7 million, a decrease of 28% from the prior year. This decrease largely reflects timing differences, as for the full year revenues decreased by only 4%.  This decrease reflects the fact that under the new studio structure, first Canadian windows on studios are not made available to Content for distribution.

Direct cost of sales, general and administrative expenses for the fourth quarter were $137.0 million, down 2% from $140.5 million in the prior year. Expense increases in Television were the result of higher program rights and film amortization, while expenses at Content decreased as the result of lower revenues.  Included as a reduction of expenses in the fourth quarter is a reversal of $4.9 million in regulatory fees accrued through the fiscal year that are now deemed not to be payable.   Had this accrual not been reversed in the fourth quarter, expenses would have increased by 1% for the quarter.  Corporate overhead for the fourth quarter decreased to $7.4 million from $7.9 million in the prior year, reflecting lower expenses for stock-based compensation.

Depreciation expense for the fourth quarter was $5.8 million, an increase of $0.2 million from last year. This fluctuation reflects the timing of capital expenditures, and the fact that depreciation and capital expenditures have remained fairly constant over the past several fiscal years. Amortization expense for the fourth quarter was $0.3 million, down from $0.6 million last year. The decrease is a result of deferred start-up and reformatting costs becoming fully amortized. Interest expense for the fourth quarter was $8.8 million, up from $8.5 million last year. The effective interest rate for the fourth quarter was 5.5% on bank debt, compared to 5.3% in the prior year. Other expense for the fourth quarter was $2.6 million, compared to $8.3 million in the prior year. The current year’s quarter includes $3.0 million in restructuring charges incurred primarily in the Radio segment, while the prior year’s quarter includes $7.3 million in restructuring charges incurred primarily in the Content division. The effective tax rate for the fourth quarter was 31.2%, compared with the Company’s 35.5% statutory rate. This difference reflects a benefit of $1.6 million related to a change in the long-term future tax rate.

Net income for the fourth quarter was $21.2 million, compared to $46.6 million last year. Earnings per share for the fourth quarter were $0.50 basic and $0.49 diluted, compared with $1.11 basic and $1.09 diluted last year.

KEY PERFORMANCE INDICATORS
The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions. With the exception of revenues, direct cost of sales, general and administrative expenses and segment profit, the following key performance indicators are not measurements in accordance with Canadian or U.S. GAAP and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.

Revenue
Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. It is the base on which free cash flow, a key performance indicator defined below, is determined; therefore, it measures the potential to deliver free cash flow as well as indicates the level of growth in a competitive marketplace.

The primary sources of revenues for the Company are outlined in the “Overview” section on page 1.

Corus is well diversified by revenue source with revenue streams for the year ended August 31, 2007, derived primarily from three areas: advertising (57%), subscriber fees (29%) and license fees (6%) (2006 - 58%, 28% and 5%, respectively).

Direct cost of sales, general and administrative expenses
Consolidated direct cost of sales, general and administrative expenses include amortization of program and film rights (costs of programming intended for broadcast, from which advertising and subscriber fee revenues are derived), amortization of film investments (costs associated with internally produced and acquired television and film programming, from which distribution and licensing revenues are derived), employee remuneration, regulatory license fees, cost of goods sold relating to publishing, marketing (research and advertising costs), selling, general administration and overhead costs. Cost of goods sold relating to publishing includes the material cost of the product, printing, freight, customs and duties and royalties to authors and illustrators based upon sales and is included in direct cost of sales, general and administrative expenses. Approximately 35% and 32% of consolidated direct cost of sales, general and administrative expenses in fiscal 2007 (2006 - 36% and 29%, respectively) were composed of employee remuneration and programming and film costs, respectively.

Segment profit and segment profit margin
Segment profit is calculated as revenues less direct cost of sales, general and administrative expenses as reported in the Company’s consolidated statements of income and retained earnings. The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its business segments and its ability to service and/or incur debt; therefore, it is calculated before (i) interest expense; (ii) non-cash expenses such as depreciation and amortization; and (iii) items not indicative of the Company’s core operating results, and not used in management’s evaluation of the business segment’s performance, such as debt refinancing loss and other expense, net. Segment profit is also one of the measures used by the investing community to value the Company and is included in note 19 to the consolidated financial statements. Segment profit margin is calculated by dividing segment profit by revenues.

Free cash flow
Free cash flow is calculated as cash provided by operating activities less cash used in investing activities as reported in the consolidated statements of cash flows. Free cash flow measures the Company’s ability to repay debt, finance the business and pay dividends.

[thousands of Canadian dollars]	2007	2006	2005
Cash provided by [used in]:
Operating activities	103,073	111,018	102,416
Investing activities	(70,798)	(17,249)	(21,623)
Free cash flow	32,275	93,769	80,793

Net debt
Net debt is calculated as long-term debt less cash and cash equivalents as reported in the consolidated balance sheets. Net debt is an important measure as it reflects the principal amount of debt owing by the Company as at a particular date.

[thousands of Canadian dollars]	2007	2006
Long-term debt	610,697	596,362
Cash and cash equivalents	(33,347)	(43,636)
Net debt	577,350	552,726

Net debt to segment profit
Net debt to segment profit is calculated as net debt divided by segment profit. It is one of the key metrics used by the investing community to measure the Company’s ability to repay debt through ongoing operations.

[thousands of Canadian dollars except ratios]	2007	2006	2005
Net debt [numerator]	577,350	552,726	465,914
Segment profit [denominator]	240,921	214,119	195,311
Net debt to segment profit	2.4	2.6	2.4

RISKS AND UNCERTAINTIES
Impact of regulation on Corus’ results of operations
Radio and Television
Corus’ Radio and Television business activities are regulated by the Canadian Radio-television and Telecommunications Commission (“CRTC”) under the Broadcasting Act and, accordingly, Corus’ results of operations may be adversely affected by changes in regulations, policies and decisions by the CRTC. The CRTC, among other things, issues licenses to operate radio and television stations and regulates the rates Corus may charge for its specialty television services if such services are distributed as part of the basic service by a cable distributor. In fiscal 2006, the CRTC granted a pay television license to an entity allowing it to compete with our premium television services. Corus’ radio stations must also meet technical operating requirements under the Radiocommunications Act and regulations promulgated under the Broadcasting Act. Changes in the regulation of Corus’ business activities, including decisions by the CRTC affecting Corus’ operations (such as the granting or renewal of licenses, decisions as to the subscriber fees Corus may charge its customers, or the granting of additional distribution, broadcasting or programming licenses to competitors in Corus’ markets) or changes in interpretations of existing regulations by courts or the CRTC could materially adversely affect Corus’ business and results of operations.

In addition, in order to maintain eligibility under the Broadcasting Act and the Radiocommunications Act, there are limitations on the ownership by non-Canadians of Corus Class A Voting Shares. Under certain circumstances, Corus’ Board of Directors may refuse to issue or register the transfer of Corus Class A Voting Shares to any person that is a non-Canadian or may sell the Corus Class A Voting Shares of a non-Canadian as if they were the owner of such Corus Class A Voting Shares.

Corus’ radio, conventional television, specialty television, pay television and digital audio undertakings rely upon licenses under the Copyright Act (Canada) in order to make use of the music component of the programming distributed by these undertakings. Under these licenses, Corus is required to pay royalties established by the Copyright Board pursuant to the requirements of the Copyright Act to collecting societies that represent the copyright owners in such music components. These royalties are paid by these undertakings on a monthly basis in the normal course of their business.

The levels of the royalties payable by Corus are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act to implement Canada’s international treaty obligations and for other obligations and purposes. Any such amendments could result in Corus’ broadcasting undertakings being required to pay additional royalties for these licenses.

On October 19, 2006, the Federal Court of Appeal set aside the 2005 decision of the Copyright Board, dealing with the Society of Composers, Authors and Music Publishers of Canada’s (“SOCAN”) commercial radio tariff.  The original Board decision modified the rates radio stations pay to SOCAN, introducing a two-tier payment system based on each station’s annual revenues. The Court ordered that the matter be referred back to the Copyright Board for its reconsideration.  It is uncertain what impact this decision will have on Corus’ financial results and position.

On December 14, 2006, the Federal Court of Canada ruled that the Part II license fees paid by CRTC licensees are an unlawful tax.  Corus has paid these fees since the Company’s inception in 1999, and in fiscal 2006 the Company remitted approximately $5.0 million in Part II license fees to the CRTC.  The Company has concluded that it is not appropriate to accrue for these fees in its results for fiscal 2007.  The decision is subject to appeal, and the outcome of any appeal may have a detrimental impact on the future financial results of the Company.

Content
Corus licenses a significant portion of its programming to Canadian conventional television stations, specialty and premium television networks, which are required by the CRTC to devote a certain portion of their programming schedules to Canadian productions. In addition to these scheduling requirements, the CRTC generally requires Canadian specialty services to devote a certain amount of their revenues to certified Canadian programming. There can be no assurance that such policies will not be eliminated or scaled back, thereby reducing the advantages that they currently provide to Corus as a supplier of such programs. Also, there can be no assurance that Corus programming will continue to qualify as certified Canadian programming. If Corus’ programming fails to so qualify, Canadian broadcasters would not be able to use the programs to meet their Canadian programming obligations and, as a result, license fees paid to Corus by Canadian broadcasters would not reflect the current premium paid for certified Canadian programs and Corus would not qualify for certain Canadian tax credits and industry incentives. Canadian Heritage, the Canadian ministry that oversees the tax credits, has conducted a review of the definition of Canadian content, as it applies to film and television production, but no formal changes to the definition have been announced.

Competition
Corus encounters aggressive competition in all areas of its business. Corus’ failure to compete in these areas could materially adversely affect Corus’ results of operations.

The television production industry, specialty and pay television channel broadcasting and radio broadcasting have always involved a substantial degree of risk. There can be no assurance of the economic success of radio stations, television programs or specialty television channels as revenue derived depends on audience acceptance of other competing programs released into, or channels existing in, the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly and many of which are beyond Corus’ control. The lack of audience acceptance for Corus’ radio stations, television programs, specialty and pay television channels would have an adverse impact on Corus’ businesses, results of operations, prospects and financial condition.

Radio
The financial success of each of Corus’ radio stations is dependent principally upon its share of the overall advertising revenue within its geographic market, its promotional and other expenses incurred to obtain the revenue and the economic strength of its geographic market. Corus’ radio advertising revenues are, in turn, highly dependent upon audience share. Other stations may change programming formats to compete directly with Corus’ stations for listeners and advertisers or launch aggressive promotional campaigns in support of already existing competitive formats. If a competitor, particularly one with substantial financial resources, were to attempt to compete in either of these fashions, ratings at Corus’ affected stations could be negatively impacted, resulting in lower net revenues.

Radio broadcasting is also subject to competition from electronic and print media. Potential advertisers can substitute advertising through broadcast television, cable television systems (which can offer concurrent exposure on a number of cable networks to enlarge the potential audience), daily, weekly and free-distribution newspapers, other print media, direct mail and online computer services for radio advertising. Competing media commonly target the customers of their competitors, and advertisers regularly shift dollars from radio to these competing media and vice versa. Accordingly, there can be no assurance that any of Corus’ radio stations will be able to maintain or increase their current audience share and advertising revenue share.

Television
The financial success of Corus’ specialty television business depends on obtaining revenue from advertising as well as from subscription fees. Numerous broadcast and specialty television networks compete with Corus for advertising revenue, and a failure by Corus to obtain its necessary share of such revenue could materially adversely affect Corus’ results of operations. Corus’ services also compete with a number of foreign programming services which have been authorized for distribution in Canada by the CRTC. Moreover, increasingly Corus’ specialty, pay and conventional television services are competing with alternative forms of entertainment that are not regulated by the CRTC, such as the Internet and video and DVD rentals. In addition, competition among specialty television services in Canada is highly dependent upon the offering of prices, marketing and advertising support and other incentives to cable operators and other distributors for carriage so as to favourably position and package the services to subscribers. As well, the CRTC has licensed a number of specialty services for digital distribution, which increases competition. Any failure by Corus to compete effectively in the area of specialty television services could materially adversely affect Corus’ results of operations.

Corus’ pay television services are exclusive providers of premium movies and series, as well as classical movie offerings to western Canadian subscribers. These services compete with pay-per-view movie offerings as well as video-on-demand offerings.

Content
The production and distribution of children’s television, books and other media content is very competitive. There are numerous suppliers of media content, including vertically integrated major motion picture studios, television networks, independent television production companies and children’s book publishers around the world. Many of these competitors are significantly larger than Corus and have substantially greater resources, including easier access to capital. Corus competes with other television and motion picture production companies for ideas and storylines created by third parties as well as for actors, directors and other personnel required for a production.

Further, vertical integration of the television broadcast industry and the creation and expansion of new networks, which create a substantial portion of their own programming, have decreased the number of available time slots for programs produced by third-party production companies. There can be no assurances that Corus will be able to compete successfully in the future or that Corus will continue to produce or acquire rights to additional successful programming or enter into agreements for the financing, production, distribution or licensing of programming on terms favourable to Corus. There continues to be intense competition for the most attractive time slots offered by those services. There can be no assurances that Corus will be able to increase or maintain penetration of broadcast schedules.

Risks associated with production of film and television programs and websites
Each production is an individual artistic work and its commercial success is determined primarily by audience acceptance, which cannot be accurately predicted. The success of a program is also dependent on the type and extent of promotion and marketing activities, the quality and acceptance of other competing programs, general economic conditions and other factors, all of which can change rapidly and many of which are beyond Corus’ control.

Production of film and television programs requires a significant amount of capital. Factors such as labour disputes, technology changes or other disruptions affecting aspects of production may affect Corus or its co-production partners and cause cost overruns and delay or hamper completion of a production.

Financial risks exist in productions relating to tax credits and co-production treaties. The aggregate amount of government tax credits a project may receive can constitute a material portion of a production budget and typically can be as much as 30% of total budgeted costs. There is no assurance that government tax credits and industry funding assistance programs will continue to be available at current levels or that Corus’ production projects will continue to qualify for them. As well, the majority of Corus’ productions are co-productions involving international treaties that allow Corus to access foreign financing and reduce production risk as well as qualify for Canadian government tax credits. If an existing treaty between Canada and the government of one of the current co-production partners were to be abandoned, one or more co-productions currently underway may also need to be abandoned. Losing the ability to rely on co-productions would have a significant adverse effect on Corus’ production capabilities and production financing.

Results of operations for the production and distribution business for any period are dependent on the number, timing and commercial success of television programs and feature films delivered or made available to various media, none of which can be predicted with certainty. Consequently, current revenue from production and distribution may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

Library revenue from production and distribution can vary substantially from year to year, both by geographic territory and by year of production. The timing of Content’s ability to sell library product in certain territories will depend on the market outlook in the particular territory and the availability of product by territory, which depends on the extent and term of any prior sale in that territory.

The production of websites related to Corus’ Television, Radio and Content brands generates hundreds of pages of content each day. This content is in many forms including text, graphics, databases, photographs, audio files, radio files and interactive content such as online games and third-party posts of content and links. Corus takes rigorous steps to ensure that procedures are in place to clear rights and to vet third-party content. There remains a risk, however, that some potentially defamatory or infringing content can be posted on a Corus website. Corus carries insurance coverage against this risk but there remains a limited risk of liability to third-party claims.

Intellectual property rights
Corus’ trademarks, copyrights and other proprietary rights are important to the Company’s competitive position. In particular, the Content group must be able to protect its trademarks, copyrights and other proprietary rights in order to competitively produce, distribute and license its television programs and published materials and market its merchandise. Accordingly, Corus devotes the Company’s resources to the establishment and protection of trademarks, copyrights and other proprietary rights on a worldwide basis. However, from time to time, various third parties contest or infringe upon the Company’s intellectual property rights. The Company reviews these matters to determine what, if any, actions may be required or should be taken, including legal action or negotiated settlement. There can be no assurance that the Company’s actions to establish and protect trademarks, copyrights and other proprietary rights will be adequate to prevent imitation or unauthorized reproduction of the Company’s products by others or prevent third parties from seeking to block sales, licensing or reproduction of these products as a violation of their trademarks, copyrights and proprietary rights.

Moreover, there can be no assurance that others will not assert rights in, or ownership of, the Company’s trademarks, copyrights and other proprietary rights, or that the Company will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada.

Technological developments
New or alternative media technologies and business models, such as digital radio services, satellite radio, direct-to-home satellite, wireless and wired cable television, Internet programming and video programming and online publications have recently begun to compete, or may in the future compete, for programming, audiences and advertising revenues. These technologies and business models may increase audience fragmentation, reduce the Company’s ratings or have an adverse effect on advertising revenues from local and national audiences. These or other technologies and business models may have a material adverse effect on Corus’ business, results of operations or financial condition.

Interest rate and foreign exchange risk
The Company manages its exposure to floating interest rates through the use of interest rate agreements or “swaps.” All such agreements are used for risk management purposes only. In order to minimize the risk of counterparty default under its swap agreements, Corus assesses the creditworthiness of its swap counterparties. Currently 100% of the Company’s total swap portfolio is held by financial institutions with Standard & Poor’s ratings (or the equivalent) ranging from A to AA-.

Corus has the following financial exposures to risk in its day-to-day operations:

Interest rates
The Company utilizes long-term financing extensively in its capital structure, which includes banking facilities, as more fully described in note 12 to the consolidated financial statements.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR. The Company has entered into Canadian interest rate swap agreements to fix the interest rate of a portion of the facility.

As at August 31, 2007, 65% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Foreign exchange
A significant portion of revenues and expenses for the Content business is in currencies other than Canadian dollars and, therefore, is subject to fluctuations in exchange rates. Approximately 7% of Corus’ total revenues were in foreign currencies, the majority of which was U.S. dollars.

Contingencies
The Company and its subsidiaries are involved in litigation arising in the ordinary course and conduct of its business. The Company recognizes liabilities for contingencies when a loss is probable and capable of being estimated. As at August 31, 2007, there were no actions, suits or proceedings pending or against the Company or its subsidiaries which would, in management’s estimation, likely be determined in such a manner as to have a material adverse effect on the business of the Company.

FINANCIAL POSITION
Total assets as at August 31, 2007 were $1.94 billion, compared to $1.84 billion as at August 31, 2006.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2006.

Current assets increased by $21.1 million.  Cash and cash equivalents decreased by $10.3 million.  The Company generated positive free cash flow, which was offset by cash used in financing activities.  Accounts receivable increased by $8.4 million from year end, however, as expected, the balance decreased from $166.1 million at the end of the third quarter.  The accounts receivable balance typically grows in the first and third quarter as a result of the broadcast revenue cycle.

Non-current assets increased by $73.7 million.  Tax credits receivable increased as a result of accruals related to film production, offset by tax credit receipts.  Investments and other assets decreased by $12.2 million, primarily due to the sale of shares in Astral Media Inc.  Capital assets and deferred charges did not change significantly from their year-end balances.  Program and film rights (current and non-current) increased by $31.7 million, as additions of acquired rights of $158.5 million and $6.6 million acquired in the TELETOON acquisition were offset by amortization of $138.7 million.  Program rights increased due to the acquisition of programming for the fall launch and increases in condition of license requirements due to revenue growth.  Film investments increased by $5.8 million as net film spending of $56.1 million was offset by film amortization and accruals for tax credits.  Broadcast licenses increased by $27.6 million and goodwill increased by $39.1 million as a result of the TELETOON acquisition in the first quarter and the acquisition of two radio stations in the fourth quarter.

Current liabilities increased by $2.5 million.  Accounts payable and accrued liabilities increased by $5.6 million and income taxes payable decreased by $3.1 million.  Accounts payable and accrued liabilities related to working capital increased by $1.0 million, while non-working capital accruals for program rights and film investments increased by $6.6 million, as the Company invests in television programming.  Dividends payable decreased by $2.0 million.  Income taxes payable decreased due to the timing of income tax installments.

Non-current liabilities increased by $33.9 million.  Long-term debt increased by $14.3 million, as the Company used its credit facility to finance the TELETOON acquisition in the first quarter.  Other long-term liabilities decreased by $6.7 million primarily due to the payment of public benefit liabilities.  Other components of long-term liabilities, which consist primarily of the long-term portion of program rights payable, did not change significantly from the prior year. Net future tax liability (including current future tax asset) increased by $23.4 million due to the TELETOON acquisition, as well as the utilization of tax loss carry-forwards.

Share capital increased by $11.7 million as a result of the exercise of employee stock options, offset by the repurchase and cancellation of shares with a book value of $16.2 million under the Company’s normal course issuer bid.  Contributed surplus increased by $3.4 million as a result of expensing stock-based compensation for the period.  Cumulative translation adjustment increased by $0.6 million due to the translation of the net assets of self-sustaining foreign operations.

LIQUIDITY AND CAPITAL RESOURCES
Cash flows
Overall, the Company’s cash and cash equivalents position has decreased by $10.3 million in fiscal 2007, compared to a decrease of $94.5 million in the prior year.  Positive free cash flow, including business combinations, for fiscal 2007 is $32.3 million compared to $93.8 million in the prior year.  This decrease is due primarily to the $46.6 million acquisition of an additional 10% interest in TELETOON in the first quarter of fiscal 2007 and the acquisition of two radio stations for $18.0 million in the fourth quarter.  After adding back the cost of these business combinations, free cash flow in fiscal 2007 is $97.0 million, which was within the Company’s stated guidance range.

Cash provided by operating activities in fiscal 2007 is $103.1 million, compared to $111.0 million last year.  This decrease is a result of higher payments for program rights and film investments in the current year.  This has been offset by lower interest payments on the new bank facility.

Cash used in investing activities in fiscal 2007 is $70.8 million, compared to cash used of $17.2 million last year. The current year includes $64.7 million in cash outflow related to the TELETOON acquisition and the acquisition of two radio stations.  The current year also includes $20.7 million in proceeds from the sale of other investments and assets, compared to $15.9 million in the prior year.  Proceeds in the current year include $14.6 million from the sale of shares of Astral Media Inc.  Capital expenditures are $3.3 million lower than in the prior year, as the Company looks to minimize capital expenditures ahead of its move to the Toronto waterfront development.

Cash used in financing activities in fiscal 2007 is $42.6 million compared to cash used of $188.2 million in the prior year.  The prior year included the refinancing of long-term debt and the unwinding of the associated cross-currency swap agreements.  In the current year, the Company drew on its credit facility in order to finance the TELETOON acquisition in the first quarter.  The Company continued purchasing its own shares under a normal course issuer bid that began in the second quarter of fiscal 2006.  To the end of fiscal 2007, 769,100 shares had been purchased at an average price of $47.36 per share for cash consideration of $36.4 million.  The exercise of employee stock options resulted in $26.9 million in cash receipts, while $44.8 million in dividends were paid.

Liquidity
As at August 31, 2007, the Company has available $185.0 million under a revolving term credit facility that matures on January 24, 2011. Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

These borrowings combined with cash generated from operations have been the primary funding sources for operations over the last several years. The nature of the Company’s business is such that significant expenditures are required to acquire program rights for the Television business and to produce and acquire film assets for the Content business. For the past three years, these expenditures have been financed from cash generated from operations. The Company has no significant commitments related to the acquisition of property, plant and equipment for the upcoming fiscal year.  The Company will incur capital costs related to the Toronto waterfront lease signed in fiscal 2007 however, these costs will not be incurred until towards the end of fiscal 2009. Over the past three fiscal years, the Company has reduced its investment in non-cash working capital.

As at August 31, 2007, the Company has a cash balance of $33.3 million and a working capital balance of $94.1 million. Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for fiscal 2008.

Net debt to segment profit
As at August 31, 2007, net debt was $577.4 million, up from $552.7 million as at August 31, 2006. This increase in net debt is a result of the cash flows incurred to acquire 10% of TELETOON in the first quarter. Net debt to segment profit as at August 31, 2007 was 2.4 times, down from 2.6 times as at August 31, 2006. This ratio remains below management’s stated guidance range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments
The Company has guarantees and general indemnification commitments to counterparties. Historically, the Company has not made any significant payments with respect to these guarantees and indemnification provisions, and management believes that the risk of loss is low.

The Company uses derivative financial instruments to manage risks from fluctuations in interest rates. These instruments include interest rate swap agreements. All such instruments are only used for risk management purposes. The net receipts or payments arising from financial instruments relating to the management of interest rate risks are recognized in interest expense over the term of the instrument. The carrying value of derivative financial instruments that do not qualify for hedge accounting is adjusted to reflect their current market value.

During fiscal 2006, the Company entered into Canadian interest rate swap agreements to fix the interest rate on its outstanding bank loans. The estimated fair value of these agreements at August 31, 2007 is $8.8 million. No asset has been included in the consolidated balance sheets.

During fiscal 2007, the Company entered into a derivative instrument in order to offset its exposure to changes in the fair value of units issued under its PSU plan.  As this derivative does not qualify for hedge accounting, the fair value of $0.5 million for this derivative has been included as a liability in the consolidated balance sheet as at August 31, 2007.

As at August 31, 2005, the consolidated balance sheet included a liability of $158.8 million related to a cross-currency agreement. Corus terminated this agreement in the second quarter of fiscal 2006 as part of the refinancing of its debt. The fair value of the liability at the date of its termination was included in the debt refinancing loss recorded in the second quarter of fiscal 2006.

Contractual commitments
Corus has the following contractual obligations:

[thousands of Canadian dollars]	Total	Less than one year	One to three years	Four to five years	After five years
Long-term debt	615,000	-	-	615,000	-
Operating leases	296,407	25,880	40,234	31,792	198,501
Film and program rights purchase commitments	263,188	107,582	119,639	35,967	-
Other long-term obligations	17,769	3,314	6,108	5,812	2,535

TRANSACTIONS WITH RELATED PARTIES
The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, and have normal trade terms.

During the year, the Company received cable service subscriber, programming and advertising fees of $104.4 million (2006 - $92.8 million), production and distribution revenue of $3.5 million (2006 - $2.9 million) and administrative and other fees of $5.0 million (2006 - $6.0 million) from related parties. In addition, the Company paid cable and satellite system distribution access fees of $4.5 million (2006 - $4.4 million) and administrative and other fees of $2.6 million (2006 - $2.1 million) to related parties. As at August 31, 2007, the Company had $19.3 million (2006 - $17.4 million) receivable from related parties.

The Company provided related parties with radio and television spots in return for television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

In fiscal 2005, Corus acquired a cable advertising business for $0.9 million in cash from Shaw, a company subject to common voting control.

Certain officers of the Company are currently indebted to the Company in connection with the purchase of Class B Non-Voting Shares and relocation housing loans. The loans granted by the Company do not bear interest. The aggregate amount of such indebtedness as of August 31, 2007 was $1.7 million.

OUTSTANDING SHARE DATA
As at October 31, 2007, 1,722,929 Class A Voting Shares and 40,260,173 Class B Non-Voting Shares were issued and outstanding. Class A Voting Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. The Class B Non-Voting Shares are convertible into an equivalent number of Class A Voting Shares in limited circumstances.

RECENT ACCOUNTING PRONOUNCEMENTS
Financial instruments, comprehensive income and hedges
In April 2005, the CICA issued Handbook Section 1530, “Comprehensive Income,” Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” and Handbook Section 3865, “Hedges.” Section 3855 expands on CICA Handbook Section 3860, “Financial Instruments - Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how instrument gains and losses are to be presented. Section 3865 is optional. It provides alternative treatments to Section 3855 for entities that choose to designate qualifying transactions as hedges for accounting purposes and specifies how hedge accounting is applied and what disclosures are necessary when it is applied. Section 1530 introduced a new requirement to present temporarily certain gains and losses outside net income in a new component of shareholders’ equity entitled Comprehensive Income. These standards are substantially harmonized with U.S. GAAP and are effective for the Company beginning September 1, 2007. The Company is currently evaluating the impact of these standards on its consolidated financial position and results of operations.

Financial instruments - disclosures and presentation
In December 2006, the CICA issued Handbook Sections 3862, ‘‘Financial Instruments - Disclosures’’ and 3863, ‘‘Financial Instruments - Presentation’’. These standards enhance existing disclosures in previously issued Section 3861 ‘‘Financial Instruments - Disclosures and Presentation’’. Section 3862 places greater emphasis on disclosures about risks related to recognized and unrecognized financial instruments and how those risks are managed. Section 3863 carries forward the same 39 presentation standards as Section 3861. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis. The Company will adopt these new standards effective September 1, 2008.

Capital disclosures
In December 2006, the CICA issued Handbook Section 1535, ‘‘Capital Disclosures’’. This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing capital. This standard is effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2007 on a prospective basis. The Company will adopt this new standard effective September 1, 2008.

CRITICAL ACCOUNTING ESTIMATES
The Company’s significant accounting policies are described in note 2 to the consolidated financial statements. The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The most significant assumptions made by management in the preparation of the Company’s consolidated financial statements include future revenue projections for investments in film and television programs; provisions for doubtful accounts to reflect credit exposures; valuation allowances and impairment assessments for various assets including investments in film and television programs; property, plant and equipment; long-term investments; current and future income taxes; broadcast licenses and goodwill. Actual results could differ from those estimates. The policies described below are considered to be critical accounting estimates, as they require significant estimation or judgment.

Film investments
The Company accounts for its production and distribution of film and television programs in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 00-2, “Accounting by Producers or Distributors of Films” (“SOP 00-2”). SOP 00-2 requires that film and television costs of production and acquisitions are amortized using the individual-film-forecast-computation method. Under this method, capitalized costs for an individual film or television program are amortized in the proportion that current period actual revenues bear to management’s estimates of the total revenue expected to be received from such film or television program over a period not to exceed 10  years from the date of delivery. As a result, if revenue estimates change with respect to a film or television program, the Company may be required to write down all or a portion of the unamortized costs of such film or television program, therefore impacting direct cost of sales, general and administrative expenses, and profitability.

Broadcast licenses and goodwill
The cost of acquiring media broadcasting, production/distribution and publishing businesses is allocated to the fair value of related net identifiable tangible and intangible assets acquired. Net identifiable intangible assets acquired consist primarily of broadcast licenses. The excess of the cost of acquiring these businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill.

Broadcast licenses are considered to have an indefinite life based on management’s intent and ability to renew the licenses without substantial cost and without material modification of the existing terms and conditions of the license. No assurance can be given that the Company will be able to renew its licenses, or that substantial cost or material modification of the existing terms and conditions will not be incurred.

Broadcast licenses and goodwill are tested for impairment annually or more frequently if events or changes in circumstances indicate that they are impaired. The Company has selected August 31 as the date it performs its annual impairment test. The key assumptions used in the test include forecasted segment profit and industry multiples. The fair value of the Company’s intangible assets is exposed to future adverse changes if the Company experiences declines in operating results, significant negative industry or economic trends, or if future performance is below historical trends.

Income taxes
The liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws which are expected to be in effect when the differences are expected to reverse. Certain assumptions are required in order to determine the provision for income taxes, including filing positions on certain items and the realization of future tax assets. In fiscal 2006, the Company recorded $11.8 million in income tax recoveries related to the impact of income tax rate reductions on the measurement of future tax liabilities.

The Company is audited regularly by federal and provincial authorities in the areas of income taxes and the remittance of sales taxes. These audits consider the timing and amount of deductions and compliance with federal and provincial laws. To the extent that the Company’s filing positions are challenged, the Company’s effective tax rate in a given financial statement period could be materially affected.

The recognition of future tax assets depends on management’s assumption that future earnings will be sufficient to realize the future benefit. No assurance can be given that future earnings will be sufficient to realize the future benefit. In fiscal 2006, the Company recorded an income tax recovery of $25.2 million relating to future tax liabilities that were deemed in that period to be no longer required as the result of various tax planning strategies.

Investments
The Company’s consolidated balance sheets contain balances related to investments carried at historical cost. In certain cases, quoted market value has been lower than cost for several years. In each case, management believes that persuasive evidence exists to indicate that the financial condition and near-term prospects of the issuer are not impaired and that the Company has the intent and ability to retain its investment in the issuer until anticipated recovery in market value occurs. Therefore, management believes that the declines in market value are not other-than-temporary, and no writedown is required. No assurance can be given that a recovery will occur, and the prospect of a writedown some time in the future remains present.

Production tax credits
The Company’s consolidated balance sheets contain balances related to production tax credits received or receivable from federal and provincial government agencies. Tax credits are claimed based on the expectation of meeting eligibility requirements and amounts may be subject to estimation and interpretation. Claims are subject to audit by federal and provincial authorities, and no assurances can be given that amounts received or receivable will not be disallowed. Such a disallowance may have an impact on the net unamortized cost of completed films, and result in higher film amortization expense.

CONTROLS AND PROCEDURES
As required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators, Corus’ Chief Executive Officer and Chief Financial Officer have made certain certifications related to the information in Corus’ annual filings (as defined in Multilateral Instrument 52-109) with the provincial securities legislation.

As Corus is a foreign private issuer listed on the New York Stock Exchange, similar certifications by Corus’ Chief Executive Officer and Chief Financial Officer are required by Section 302(a) of the Sarbanes-Oxley Act of 2002 related to information in Corus’ annual report on Form 40-F.

Evaluation of disclosure controls and procedures
As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must certify that they are responsible for establishing and maintaining disclosure controls and procedures and have designed such disclosure controls and procedures (or caused such disclosure controls and procedures to be designed under their supervision) to ensure that material information with respect to Corus, including its consolidated subsidiaries, is made known to them and that they have evaluated the effectiveness of Corus’ disclosure controls and procedures as of the end of the period covered by these annual filings. Disclosure controls and procedures ensure that information required to be disclosed by Corus in the reports that it files or submits to the provincial securities legislation is recorded, processed, summarized and reported, within the time periods required. Corus has adopted or formalized such controls and procedures as it believes are necessary and consistent with its business and internal management and supervisory practices.

The Company’s Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Multilateral Instrument 52-109 and in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), have concluded that, as at August 31, 2007, the Company’s disclosure controls and procedures were effective.

Management’s annual report on internal control over financial reporting
As part of the Form 52-109 certification, the Chief Executive Officer and Chief Financial Officer must also certify that they are responsible for establishing and maintaining internal control over financial reporting and have designed such internal control over financial reporting (or caused such internal control over financial reporting to be designed under their supervision). In addition, Corus’ management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of Corus’ assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company’s receipts and expenditures are being made only in accordance with authorizations of the Company’s management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the Company’s financial statements.

The Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at August 31, 2007, the Company has designed such internal control over financial reporting (as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, Corus’ management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting, as at August 31, 2007, based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation under this framework, management concluded that the Company’s internal control over financial reporting was effective as of that date.

Attestation report of the registered public accounting firm
Ernst & Young LLP, an independent registered public accounting firm, who has audited, and reported on, the Company’s consolidated financial statements for the year ended August 31, 2007, as included in this annual report, has also issued a report, under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States), on the operating effectiveness of internal control over financial reporting as at August 31, 2007.

Changes in internal controls over financial reporting
There were no changes in the Company’s internal control over financial reporting that occurred during fiscal 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Additional information relating to the Company, including the Annual Information Form, can be found on SEDAR at www.sedar.com.